UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

RUSH ENTERPRISES, inc.
(Name of Issuer)
Class B Common Stock, $0.01 par value per share
(Title of Class of Securities)
781846308
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781846308
(1) Names of Reporting Persons
Newtyn Management, LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
0*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
0%*
(12) Type of Reporting Person
IA

* Beneficial ownership percentage is based upon 10,093,305 shares of Class B Common Stock, $0.01 par value per share (“Common Stock”), of Rush Enterprises, Inc., a Texas corporation (the “Company”), issued and outstanding as of November 1, 2015, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on November 9, 2015.  Newtyn Management, LLC (the “Reporting Person”) is the investment manager to Newtyn Partners, LP (“NP”) and Newtyn TE Partners, LP (“NTE”).  As of December 31, 2015, NP held 0 shares of Common Stock and NTE held 0 shares of Common Stock.

The Reporting Person, as the investment manager to NP and NTE, possesses the sole power to direct the vote and the sole power to direct the disposition of the 0 shares of Common Stock held in the aggregate by NP and NTE.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Person is deemed to beneficially own 0 shares of Common Stock, or 0% of the shares of Common Stock deemed to be issued and outstanding as of December 31, 2015.

Item 1(a). Name Of Issuer:
Rush Enterprises, Inc. (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
555 I.H. 35 South, Suite 500 New Braunfels, Texas 78130
Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”) is being filed by Newtyn Management, LLC, a New York limited liability company and the investment manager to (a) Newtyn Partners, LP (“NP”), which is the holder of 0 shares of Class B Common Stock, par value $0.01 per share (“Common Stock”), of the Company reported on this Schedule 13G, and (b) Newtyn TE Partners, LP (“NTE”), which is the holder of 0 shares of Common Stock of the Company reported on this Schedule 13G.

The 0 shares of Common Stock held in the aggregate by NP and NTE, which constitutes 0% of the shares of Common Stock deemed to be issued and outstanding as of December 31, 2015, are deemed to be beneficially owned indirectly by Newtyn Management, LLC, as the investment manager to NP and NTE.

Item 2(b). Address of Principal Business Office or, if None, Residence:
The address for the Reporting Person is 599 Lexington Ave., 41st Floor, New York, New York 10022.
Item 2(c). Citizenship:
Newtyn Management, LLC is organized under the laws of the State of New York.
Item 2(d). Title of Class of Securities:
Class B Common Stock, $0.01 par value per share (“Common Stock”).
Item 2(e). CUSIP No.:
781846308

Item 3. If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.
Item 4. Ownership:
(a) Amount Beneficially Owned:	0*
(b) Percent of Class:	0%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0*
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	0*
(iv) Shared power to dispose or to direct the disposition of:	0

 ____________________________

* This Schedule 13G is being filed by Newtyn Management, LLC, a New York limited liability company and the investment manager to (a) NP, which is the holder of 0 shares of Common Stock of the Company reported on this Schedule 13G, and (b) NTE, which is the holder of 0 shares of Common Stock of the Company reported on this Schedule 13G.

The 0 shares of Common Stock held in the aggregate by NP and NTE, which constitutes 0% of the shares of Common Stock deemed to be issued and outstanding as of December 31, 2015, are deemed to be beneficially owned indirectly by Newtyn Management, LLC, as the investment manager to NP and NTE.

The foregoing beneficial ownership percentage is based upon information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on November 9, 2015.

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016

NEWTYN MANAGEMENT, LLC

By:	/s/ Eugene Dozortsev
Name: Eugene Dozortsev
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).